UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Venus Concept, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92332W 105

(CUSIP Number)

Scott Barry

EW Healthcare Partners, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92332W 105	SCHEDULE 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,784,321(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 34,784,321(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,784,321(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.78%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 below.

CUSIP No.	92332W 105	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,397,635(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,397,635(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,635(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.60%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 below.

CUSIP No.	92332W 105	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Fund IX-GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,181,956(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 36,181,956(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,181,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.38%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 below.

CUSIP No.	92332W 105	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,181,956(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 36,181,956(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,181,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.38%
14	TYPE OF REPORTING PERSON CO

(1)	See Item 5 below.

CUSIP No.	92332W 105	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,181,956(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,181,956(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,181,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.38%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No.	92332W 105	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,181,956(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,181,956(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,181,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.38%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No.	92332W 105	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,181,956(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,181,956(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,181,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.38%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No.	92332W 105	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Wiggins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,181,956(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,181,956(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,181,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.38%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No.	92332W 105	Page 10 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,181,956(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,181,956(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,181,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.38%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

SCHEDULE 13D/A

Item 1. Security and Issuer. This Amendment No. 4 (“Amendment No. 4”) amends and restates the Statement on Schedule 13D/A filed on February 3, 2022 (as amended, the “Amended Schedule 13D”), and relates to the Reporting Persons’ beneficial ownership of shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Venus Concept, Inc. (the “Issuer”). Only those items that are hereby reported are amended; all other items reported in the Amended Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 4 have the meanings ascribed to them in the Amended Schedule 13D. This Amendment No. 4 is being filed to reflect the purchase of additional shares of the Issuer that occurred on November 18, 2022 pursuant to that certain Stock Purchase Agreement between the Issuer and EW Healthcare Partners, L.P., EW Healthcare Partners-A, L.P., and other investors, a copy of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2022:

(a) Name of Issuer: Venus Concept, Inc.

(b) Address of Issuer’s Principal Executive Office:

235 Yorkland Blvd, Suite 900

Toronto, ON M2J 4Y8

(c) Title and Class of Securities: Common Stock

(d) CUSIP Number: 92332W 105

Item 2. Identity and Background.

(a) Name of Persons Filing: This Amendment No. 4 to Schedule 13D is being filed jointly by EW Healthcare Partners, L.P., a Delaware limited partnership (“EWHP”), EW Healthcare Partners-A, L.P., a Delaware limited partnership (“EWHP-A”), Essex Woodlands Fund IX-GP, L.P., a Delaware limited partnership ( “Essex IX Fund GP”), Essex Woodlands IX, LLC, a Delaware limited liability company (“Essex IX General Partner”), Martin P. Sutter, an individual, R. Scott Barry, an individual, Ronald Eastman, an individual, Steve Wiggins, an individual, and Petri Vainio, an individual (each a “Manager”, collectively, the “Managers”, and together with the EWHP, EWHP-A, Essex IX Fund GP and the Essex IX General Partner, the “Reporting Persons”)..

(b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway, Suite 225, The Woodlands, Texas 77380.

(c) The Principal business of EWHP and EWHP-A is growth capital investments. The principal business of Essex IX Fund GP is to act as the general partner of EWHP and EWHP-A. The principal business of Essex IX General Partner is to act as the general partner of Essex IX Fund GP. The principal business of the Managers is to direct the activities of Essex IX General Partner.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: (i) EWHP is a Delaware limited partnership; (ii) EWHP-A is a Delaware limited partnership; (iii) Essex IX Fund GP is a Delaware limited partnership; (iv) Essex IX General Partner is a Delaware limited liability company; and (v) Martin P. Sutter, R. Scott Barry, Ronald Eastman, Steve Wiggins and Petri Vainio are all individuals who are citizens of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

The funds used to purchase the Securities came from the operating capital of EWHP and EWHP-A.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Securities (as defined below) solely for the purpose of investment. The Reporting Persons may make additional purchases of the Company’s securities either in the open market or in private transactions depending on the Company’s business, prospects and financial condition, the market for the Company’s securities, general economic conditions, money and stock market conditions and other future developments.

Except as described in this Amendment No. 4 to Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.

Item 5. Interest in Securities of the Issuer

TOTAL OUTSTANDING SHARES. According to Issuer’s Quarterly Report for the Quarter ended September 30, 2022, filed on November 10, 2022, the number of shares of the Company’s Common Stock outstanding on November 18, 2022 was 67,584,573 shares. Due to the 2022 Private Placement described in more detail in Item 6, an additional 1,750,000 shares of the Issuer’s common stock and 3,185,000 shares of voting convertible preferred stock (convertible on a one for ten basis by the holders under the circumstances described in Item 6) were issued, thereby resulting in a total of 69,334,573 shares of Common Stock outstanding on the date of this Amendment No. 4, together with the 3,185,000 shares of voting convertible preferred stock that convert into an additional 31,850,000 shares of common stock assuming conversion of all shares of voting convertible preferred stock to shares of common stock.

EWHP INVESTORS. As of the date of filing of this Amendment No. 4 to Schedule 13D, EWHP and EWHP-A are the beneficial owners of 36,181,956 shares of the Company’s common stock (the “Securities”) (assuming conversion of the shares of voting convertible preferred stock), which represents approximately 41.38% of the Common Stock outstanding (assuming conversion of the shares of voting convertible preferred stock issued in the 2022 Private Placement) based upon the Company’s Quarterly Report filed on November 10, 2022 and Current Report on Form 8-K on November 18, 2022. The shares of common stock beneficially owned include (i) 15,705,966 shares of common stock held by EWHP and 14,419,850 shares of common stock that can be acquired upon conversion of the shares of voting convertible preferred stock (ii) 631,890 shares of common stock held by EWHP-A and 580,150 shares of common stock that can be acquired upon conversion of the shares of voting convertible preferred stock, (iii) 185,595 shares of common stock issuable upon the exercise of Warrants held by EWHP-A which were exercisable beginning on May 7, 2020, (iv) 4,613,079 shares issuable upon the exercise of Warrants held by EWHP which were exercisable beginning September 16, 2020 and (v) 45,426 shares exercisable pursuant to Options issued to R. Scott Barry and held by EWHP that will be exercisable within 60 days of the date of this Amendment No. 4 to Schedule 13D.

Essex Fund IX GP, the general partner of EWHP and EWHP-A, may also be deemed to have sole voting and investment power with respect to such shares of common stock. Essex Fund IX GP disclaims beneficial ownership of such shares of common stock except to the extent of its pecuniary interest therein. Essex IX General Partner, the General Partner of Essex Fund IX GP, may also be deemed to have sole voting and investment power with respect to such shares of common stock. Essex IX General Partner disclaims beneficial ownership of such shares of common stock except to the extent of its pecuniary interest therein. Martin P. Sutter, Scott Barry, Ronald W. Eastman, Steve Wiggins and Petri Vainio are each a manager and collectively the managers of Essex IX General Partner. Each of the managers may be deemed to exercise shared voting and investment power with respect to such shares. Each manager disclaims beneficial ownership of such shares of common stock except to the extent of his pecuniary interest therein. Scott Barry is a member of the Company’s Board of Directors.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. The number of shares listed in Row 11 for each Reporting Person includes the shares of Common Stock of the Issuer issuable upon the exercise of the warrants held by the Reporting Persons, if any, and shares of Common Stock issuable upon conversion of shares of Voting Convertible Preferred Stock held by the Reporting Persons, if any. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 67,584,573 shares of the Issuer’s Common Stock outstanding as of November 8, 2022, as reported on the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 10, 2022, plus 1,750,000 additional shares of the Issuer’s Common Stock issued by the Issuer on November 18, 2022, as reported on the Issuer’s Form 8-K filed with the Securities Exchange Commission on November 18, 2022, plus for each Reporting Person, shares of Common Stock underlying the Issuer’s Warrants held beneficially by the Reporting Person, if any, as of November 18, 2022, shares of Common Stock issuable upon conversion of shares of Voting Convertible Preferred Stock held beneficially by such Reporting Person as of November 18, 2022, if any, and shares of Common Stock issuable upon the Issuer’s Options to acquire shares of Common Stock issued to Scott Barry as a director, exercisable within sixty (60) days of this Amendment No. 4, as applicable, each of which Warrants and Options are treated as converted into Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

None of the Reporting Persons has effected any transaction in the securities of the Issuer in the sixty days prior to the transaction that is the subject of this Amendment No. 4 to Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Stock Purchase Agreement

On November 18, 2022, EWHP and EWHP-A entered into a stock purchase agreement, or the “Stock Purchase Agreement,” with the Issuer and other investors, pursuant to which EWHP and EWHP-A purchased an aggregate of 1,500,000 shares of Voting Convertible Preferred Stock at $2.00 per share (the “2022 Private Placement”). The Voting Convertible Preferred Stock are convertible into shares of Common Stock on a one for ten basis (i) at the option of an Investor upon delivery of a valid conversion notice to the Issuer or (ii) at the option of the Company within 30 days following the earlier to occur of (a) the date on which the volume-weighted average price of the Common Stock has been greater than or equal to $1.25 for 30 consecutive trading days and (b) the date on which the Company has reported two consecutive fiscal quarters of positive cash flow. The Voting Convertible Preferred Stock votes with the Common Stock on an as-converted to Common Stock basis. Each share of Voting Preferred Stock carries a liquidation preference, senior to the Common Stock and Nonvoting Preferred Stock, in an amount equal to the greater of (a) $2.00 (being the issuance price) and (b) the amount that would be distributed in respect of such share of Voting Preferred Stock if it were converted into Common Stock and participated in such liquidating distribution with the other shares of Common Stock. Each share of Voting Preferred Stock is entitled to participate in dividends and other non-liquidating distributions (if , as and when declared by the Board of Directors of the Company) on an as-converted basis, pari passu with the Common Stock and Nonvoting Preferred Stock.

The Voting Convertible Preferred Stock votes with the Common Stock on an as-converted basis. Further, as long as any shares of Voting Convertible Preferred Stock are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Voting Convertible Preferred Stock, (a) increase the authorized number of shares of Voting Convertible Preferred Stock; (b) enter any agreement, contract or understanding or otherwise incur any obligation which by its terms would violate or be in conflict in any material respect with, or significantly and adversely affect, the powers, rights or preferences of the Voting Convertible Preferred Stock designated hereunder; (c) amend the Certificate of Incorporation or By-laws of the Company, if such amendment would significantly and adversely alter, change or affect the powers, preferences or rights of the holders; or (d) amend or waive any provision of the Voting Convertible Preferred Certificate of Designations applicable to the holders or the Voting Convertible Preferred Stock.

The Stock Purchase Agreement includes representations, warranties, and covenants customary for a transaction of this type. In addition, the Issuer agreed to indemnify EWHP and EWHP-A from liabilities relating to a breach of any of the representations, warranties and covenants in the Stock Purchase Agreement.

Registration Rights Agreement

On November 18, 2022, pursuant to the Stock Purchase Agreement, EWHP and EWHP-A entered into an amended and restated registration rights agreement, or the “Amended Registration Rights Agreement,” with the Issuer, which Amended Registration Rights Agreement amended and restated in its entirety the Registration Rights Agreement entered into between the Company and EWHP and EWHP-A, and other Investors, that was entered into on December 15, 2021. Pursuant to the Amended Registration Rights Agreement, the Issuer was required, among other things, to include as “Registrable Securities” the shares of Common Stock that can be acquired upon conversion of the Voting Convertible Preferred Stock purchased in the 2022 Private Placement. The Issuer has filed the Amended Registration Rights Agreement as Exhibit 10.2 to the Current Report on Form 8-K filed on November 18, 2022.

To the best knowledge of the Reporting Persons, except as described hereinabove (and in Item 5 with respect to the Warrants and Options identified therein), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

References to and the descriptions of the Stock Purchase Agreement and Amended Registration Rights Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Stock Purchase Agreement and Amended Registration Rights, which are filed as exhibits hereto and is incorporated by reference herein.

Item 7. Material to be filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated November 28, 2022.

Exhibit 2: Stock Purchase Agreement dated November 18, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on

Form 8-K filed November 18, 2022).

Exhibit 3: Amended and Restated Registration Rights Agreement dated November 18, 2022 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed November 18, 2022).

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2022

EW HEALTHCARE PARTNERS, L.P.		INDIVIDUALS:

By:	Essex Woodlands Fund IX-GP, L.P.,
Its General Partner

By:	Essex Woodlands IX, LLC,	/s/ Martin P. Sutter
	Its General Partner	Name: Martin P. Sutter

By:	/s/ R. Scott Barry	/s/ R. Scott Barry
	Name: R. Scott Barry	Name: R. Scott Barry
Title: Manager

EW HEALTHCARE PARTNERS-A, L.P.		/s/ Ronald W. Eastman
Name: Ronald W. Eastman

By:	Essex Woodlands Fund IX-GP, L.P.,
Its General Partner

By:	Essex Woodlands IX, LLC	/s/ Petri Vainio
	Its General Partner	Name: Petri Vainio

By:	/s/ R. Scott Barry	/s/ Steve Wiggins
	Name: R. Scott Barry	Name: Steve Wiggins
Title: Manager

ESSEX WOODLANDS FUND IX-GP, L.P.

By:	Essex Woodlands IX, LLC,
Its General Partner

By:	/s/ R. Scott Barry
Name: R. Scott Barry
Title: Manager

ESSEX WOODLANDS IX, LLC

/s/ R. Scott Barry
Name:	R. Scott Barry
Title:	Manager